Mail Stop 4720

August 13, 2009

Avery W. Catlin
Chief Financial Officer
Celldex Therapeutics, Inc.
119 Fourth Avenue
Needham, Massachusetts 02494

> **Re:** **Celldex Therapeutics, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed August 4, 2009**
> **File No. 333-160257**

Dear Mr. Catlin:

We have reviewed your amended filing together with the response letter sent by your counsel dated August 4, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A Filed August 4, 2009

Litigation Related to the Merger, page 6

1. Please describe with specificity the revisions to the disclosure you have made in response to the class action complaints described in this part of your registration statement. Also, please provide us with a copy of the memorandum of

understanding negotiated between your attorneys and those of the plaintiffs in these actions.

CuraGen Severance Obligations, page 23

2. It is still unclear from your response to Comment 11 what your plans are with the CuraGen employees. Please clearly state whether you plan to terminate all CuraGen employees, with the exception of the five employees mentioned in your response. If you are uncertain whether you will terminate the remaining employees, you appear to have not met the factually supportable criteria under Rule 11-2(b)(6) of Regulation S-X. Accordingly, revise your pro forma balance sheet and disclosures to remove the effects of assuming CuraGen employee termination.

Opinion of Celldex's Financial Advisor, page 54

3. We note your response to Comment 19. The limitation on reliance by shareholders contained in the fairness opinion provided by BMC is, in the opinion of the Staff, inconsistent with the disclosures relating to the opinion and should be deleted. Alternatively, if you wish to retain this limitation, you must include in your registration statement the following language: (a) a statement disclosing the basis for BMC's belief that shareholders cannot rely upon the fairness opinion to support any claims against BMC arising under applicable state law (e.g. the inclusion of an express disclaimer in BMC's engagement letter with you); (b) a description of any applicable state-law authority regarding the availability of such a potential defense or, in the absence of such authority, a statement that the availability of such a defense will be resolved by a court of competent jurisdiction; (c) a statement that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law; and (d) a statement that the availability of such a state-law defense to BMC would have no effect on the rights and responsibilities of either BMC or the board of directors under the federal securities laws.

4. In the carryover paragraph on pages 62-63, you state that BMC has received "customary fees" for various other investment banking services in the past. Please expand your disclosure to state the total amount of such fees paid to BMC by you during the previous two fiscal years and the interim period.

CuraGen's Unaudited Financial Projections, page 63

5. We note your response to Comment 25 and the inclusion of CuraGen's unaudited financial projections. Your new disclosure discussing the unaudited financial projections contains the following language, "(f)urther, neither CuraGen nor Celldex assumes any responsibility for the reliability of the unaudited financial

projections . . ." While you are permitted to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in your registration statement. Please revise your disclosure accordingly.

Opinion of CuraGen's Financial Advisor, page 65

6. We note your response to Comment 26. As stated in our comment above, the limitation on reliance by shareholders contained in the fairness opinion by Piper Jaffray should be deleted. As an alternative, you must insert in your registration statement the disclosure outlined in our comment above. Although you have already provided much of this requested disclosure in your response letter, please note that it must be incorporated directly into the registration statement.

7. On page 72, you state the fees paid by CuraGen to Piper Jaffray in connection with its fairness opinion and its service as CuraGen's financial advisor during the merger. Please revise your disclosure to state the total amount of any additional fees paid by CuraGen to Piper Jaffray in the previous two fiscal years and the interim period, if any.

Material United States Federal Income Tax Consequences of the Merger, page 72

8. We note your response to Comment 31. Please revise this section to state that both Wilmer Cutler Pickering Hale and Dorr LLP and Lowenstein Sandler PC have delivered opinions as to the material federal tax consequences of the merger to your shareholders and Curagen shareholders. Additionally, disclose that such opinions state that the disclosures contained under "Material United States Federal Income Tax Consequences of the Merger" constitute their tax opinions.

9. In the relevant sections of your disclosure you state the following: "(e)ach of Celldex and CuraGen anticipates that it would resolicit shareholder approval of the proposals subject to this joint proxy statement/prospectus if its respective Board of Directors waived this condition to the merger." Please revise your disclosure where appropriate (including page 8) to state unequivocally that you will seek shareholder consent in the event that the condition to receive the opinion concerning the tax-free nature of the transaction is waived.

Exhibits 8.1 and 8.2

10. The short-form tax opinions contained in these exhibits include the following statements:

- Exhibit 8.1- "Based solely upon and subject to the foregoing . . . the discussion contained in the Registration Statement under the caption *'Material United States Federal Income Tax Consequences of the Merger'* . . . constitutes an accurate summary of the matters described therein in all material respects."

- Exhibit 8.2- "We are of the opinion that the discussion in the Registration Statement under the caption 'Material United States Federal Income Tax Consequences of the Merger' . . . is accurate in all material respects."

A short-form tax opinion cannot include statements such as these. The opinions must state that the discussion of material tax effects in the registration statement under the appropriate heading is or constitutes the opinion of the respective tax counsel. Please revise the tax opinions accordingly.

Celldex's Form 10-K for the Period Ended December 31, 2008

(11) Research Collaboration and Licensing Agreements, page 99

11. Refer to your disclosure provided in response to Comment 38. Since you state that payments under collaboration and licensing agreements are "generally," thus not always, due and payable upon certain achievements, please separately quantify the amounts that become due and payable without an achievement of substantive milestones (e.g. passage of time).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551- 3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Anthony O. Pergola, Esq.
        Ethan A. Skerry, Esq.
        Christine Boyle, Esq.
        Lowenstein Sandler PC
        65 Livingston Avenue
        Roseland, New Jersey 07068

        Philip P. Rossetti, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        60 State Street
        Boston, Massachusetts 02109